EXHIBIT 3

                     ENGLISH TRANSLATION OF SPANISH ORIGINAL

                                                 Mexico City, February 17, 2004.

DESC, S.A. de C.V.
Paseo de los Tamarindos 400-B, Planta Baja,
Col. Bosques de las Lomas
Mexico City
                                         Attention: Mr. Fernando Senderos Mestre

            Re.: Cooperation Agreement for the Subscription of Shares

Dear Sirs:

         We refer to (i) the financial restructuring that we have been discussing recently, which contemplates a possible capital increase; (ii) your request for cooperation in procuring investors, of any type and at the sole discretion of Inversora Bursatil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa ("Inversora"), to subscribe for a capital increase (the "Capital Increase") by DESC, S.A. de C.V. (the "Issuer"); and (iii) the proposal by Inversora regarding its subscription, on its own behalf or on behalf of third parties, for shares in the Capital Increase, subject to the terms and conditions set forth below (all investors, including Inversora, are hereinafter collectively referred to as the "Investors"). The Capital Increase shall be effected through a private placement without a public offer pursuant to the Ley del Mercado de Valores (the "Mexican Stock Exchange Law"), but shall grant, in Mexico, preemptive rights to the Issuer's current shareholders. The foregoing shall be effected pursuant to the second paragraph of Article 13 of the Mexican Stock Exchange Law and any applicable regulations.

         In this regard, you have represented and warranted that the Issuer's board of directors and its finance and planning committee have approved the execution of this Agreement; that the execution of this Agreement does not contravene the Issuer's bylaws or any other agreement or legal instrument binding upon the Issuer and/or its subsidiaries; that except for the authorizations and registrations referred to herein in connection with the Capital Increase, neither the Issuer nor its subsidiaries require any authorization, license, registration or additional consent to carry out the Capital Increase and that there are no pending legal actions or proceedings against the Issuer and/or its subsidiaries that could prevent or limit, in any manner, the execution of this Agreement, or the subscription of shares deriving from the Capital Increase.

         For purposes of entering into an agreement by way of this Agreement, we hereby confirm the terms and conditions of our services and of our participation in the Capital Increase:

         (i) Capital Increase: As soon as practicable and convenient to the Issuer, the Issuer shall convene a general shareholders' meeting to propose a Capital Increase in the amount of Ps.2,738,158,752 through the issuance of 912,719,584 ordinary shares, without par value. For each series of its outstanding shares, and depending on the series of shares held by each shareholder exercising its preemptive rights, the Issuer shall issue 2 (two) new shares for every 3 (three) of its currently outstanding shares at a subscription price of Ps.3.00 per share (the "Subscription Price"), and shall grant, upon the approval of the Capital Increase, a preemptive right to its current shareholders to subscribe for the new shares pursuant to Article 132 of the Ley General de Sociedades Mercantiles (the "General Law of Commercial Companies") and the Issuer's by-laws.

         In accordance with applicable law, the Issuer shall disclose the terms and conditions of this Agreement to its shareholders, and shall take such action as may be necessary to effect the Capital Increase. Such action shall include, without limitation, if necessary, causing the issuance of any ordinary participation certificates as may be required for the subscription by Investors, preparing an information statement detailing the terms of this Agreement as referred to in Article 35 Section II and such other action as may be required by section I of Article 14 of the Disposiciones de caracter general aplicables a las emisoras de valores y otros participantes del mercado de valores published in the Federal Official Gazette (Diario Oficial de la Federacion) on March 19, 2003, that is applicable to issuers of securities and other stock exchange participants.

         (ii) Subscription. If the current shareholders, or other third parties with preemptive rights, do not subscribe for all of the shares issued as part of the Capital Increase, and if such shares remain (as determined by the Issuer) unsubscribed and unpaid for (the "Remaining Shares"), upon the expiration of all legal time periods and requirements and the satisfaction of all of the terms and conditions set forth for the Capital Increase in the Issuer's by-laws and the general shareholders' meeting approving the Capital Increase, the Issuer undertakes to offer to the Investors, and the Investors shall subscribe for, the Remaining Shares at the Subscription Price, in an amount of up to Ps.2,000,000,000. In any case, Inversora hereby makes a firm commitment to subscribe for up to such amount of Remaining Shares, and will either acquire them for its own account or for the account of third parties, at the Subscription Price described herein (the "Firm Commitment").

         For purposes of determining the number of Remaining Shares that the Investors are obligated to subscribe for pursuant to the preceding paragraph, the number of common shares subscribed for by Investors based on their preemptive rights (which shall be proven to the Issuer), shall be subtracted from the Firm Commitment and shall, therefore, be excluded. The Issuer shall not publicly offer the Remaining Shares for subscription in Mexico if the provisions of the Mexican Stock Exchange Law and any regulations thereunder have not been fulfilled.

         Inversora shall not, under any circumstances, offer any of the Remaining Shares (x) outside of Mexico; (y) to any broker, whether through a syndication or not, that has not expressly provided in writing that it shall not offer or sell such Remaining Shares outside of Mexico; or (z) to any person that it believes has the intention of offering or selling, either directly or indirectly, the Remaining Shares outside of Mexico unless such offer or sale is made pursuant to Regulation "S" of the U.S. Securities and Exchange Commission, or any other applicable regulation of which it is aware.

         The Issuer shall be responsible for structuring the Capital Increase and the preemptive rights offering associated with the Capital Increase such that each is exempted from the registration requirements that would otherwise be applicable under the laws of the United States America. The Issuer shall obtain a legal opinion from United States counsel to this effect.

         Furthermore, the Issuer shall not contact, or attempt to contact, in any manner, any investor in the United States of America in regards to the Capital Increase.

         (iii) Price: The Investor shall subscribe for the Remaining Shares at a price equivalent to the Subscription Price, without premium or discounts.

         (iv) Remaining Shares for Subscription: The Issuer's shares shall be ordinary common voting shares, and the Capital Increase and the subscription of the Issuer's shares by the Investors shall be carried out in accordance with the Mexican Stock Exchange Law and the legal provisions issued hereunder. The Issuer shall, after receiving the Subscription Price: (y) deliver to Inversora, or its designee, the stock certificates representing the Remaining Shares for which it has subscribed at Inversora's address or to any other address located in Mexico City, by either physically delivering such shares or by crediting Inversora's account at S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, and (z) shall register the Investors in its share record book (Libro de Registro de Acciones) in accordance with its by-laws.

         (v) Subscription through CPOs: Inversora acknowledges that the fifth clause of the Issuer's bylaws provides the following:

             "FIFTH. - No foreign person, whether a natural person, a corporate entity or Mexican company that does not have a foreign-investor exclusion clause in its bylaws, may have any direct or indirect participation in the company, or own share of the company. If for any reason any such person, investor or company acquires an equity interest in the company or becomes the owner of one or more company shares, thereby contravening the above mentioned provision, it is hereby agreed that said participation will be null and void and consequently cancelled, that the equity interest in question and the stock certificates that represent such interest will have no value, and that the Company's capital stock will be reduced by an amount equal to the value of the cancelled participation."

         Consequently, if it is necessary to offer the shares to foreign persons or Mexican entities without a foreign-investor exclusion clause in its bylaws, and if fifth clause of the Issuer's bylaws have not been amended, Inversora shall offer such shares through Ordinary Participation Certificates ("CPOs") in accordance with the trust that the Issuer has established for such purpose, which establishes that the holders of the CPOs will not be entitled to the corporate rights conferred to the underlying trust assets.

         (vi) Conditions Subsequent: If, in the judgment of Inversora, any of the conditions listed below occur, at any time from the date hereof until the subscription of the Remaining Shares by the Investors, or while this Agreement is in effect, Inversora shall be released from its obligations hereunder. In particular, Inversora shall be released from its obligation to subscribe for the Remaining Shares as if such obligation had never existed (except for the Issuer's obligation to pay the corresponding fee):

         a. Approval of the Capital Increase. If for any reason whatsoever, including force majeure, the shareholders at the Issuer's shareholders' meeting do not approve the Capital Increase;

         b. Material Adverse Effect. The occurrence of any event, as a result of force majeure or any other reason, which has a material adverse effect on the Issuer's economic, financial, tax or legal condition;

         c. Litigation. If the Issuer is notified of any pending and/or threatened legal proceeding or investigation which could be expected to have an adverse effect on the Capital Increase, the subscription of shares derived therefrom and/or the execution of this Agreement;

         d. Markets. If, for reasons beyond Inversora's control, abnormal or disorderly circumstances in the national and/or international securities markets make it generally impossible or more difficult to subscribe for the shares issued in the Capital Increase;

         e. Registration. If the registration of the shares filed by the Issuer with the Registro Nacional de Valores (the "National Registry of Securities") or with the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange") is suspended or cancelled; or

         f. Fortuitous Event or Force Majeure. If for reasons that are beyond Inversora's control, fortuitous or force majeure events occur which prevent the subscription of the shares issued as part of the Capital Increase, or which otherwise substantially affect Inversora; such events include but not limited to: strikes, walkouts, wars, insurrections, governmental acts, fires, earthquakes or any other similar or analogous event;

         g. Impossibility. If it becomes impossible for Inversora or the Investors procured by Inversora, as a result of a statute, an order from a competent governmental authority, their by-laws or the requirement of the Capital Increase, to subscribe for the Issuer's shares in accordance with the terms of this Agreement;

         h. Insolvency. If the Issuer becomes bankrupt or insolvent (quiebra o concurso mercantil), or if any legal action that prevents the Issuer from carrying on its usual operations or that is related to the Capital Increase is commenced against the Issuer;

         i. Trading Suspension. If the registration of the shares filed by the Issuer with the Seccion de Valores o Especial del Registro Nacional de Valores (the "Special Section of the National Registry of Securities") or with the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange") is suspended (for more than five days) or cancelled; or

         j. Senderos' Family Participation. If Mr. Fernando Senderos Mestre or members of his immediate family do not subscribe for at least Ps.222,138,000 of shares either by exercising their preemptive rights or by subscribing for the Remaining Shares simultaneously with the Investors.

         (vii)    Fees:

         a. Global Fee. By entering into this Agreement, and regardless of whether this Agreement is terminated, the conditions subsequent to which this Agreement is subject are satisfied, the conditions precedent to which this Agreement is subject are not satisfied, or a single share is subscribed for pursuant to the Firm Commitment, the Issuer shall pay Inversora a fee equivalent to 1.5% on the global amount of the Capital Increase (the "Global Fee"), which is the equivalent to Ps.41,072,381.28 plus value added tax.

               The Issuer shall pay such fee on precisely the date on which the preemptive rights of the Issuer's shareholders shall expire.

         b. b. Subscribed Shares. In addition to the Global Fee, and as consideration for the subscription of shares pursuant to the Firm Commitment, the Issuer shall pay Inversora a fee equivalent to 2.25% of the subscription price paid for the shares that are subscribed by the Investors independently of the amount that is obtained from such subscription, which amount shall be the equivalent to Ps.45,000,000 plus value added tax.

               Such fee shall be paid by the Issuer on the date that Inversora delivers the subscription price to the Issuer, which date shall be no later than May 21, 2004. Such amount shall be aggregated with the corresponding value added tax pursuant to applicable law, and shall be invoiced by Inversora to reflect its services.

         In addition, the Issuer shall reimburse Inversora for the costs and expenses incurred by Inversora in connection with the preparation, negotiation and execution of this Agreement, provided that such reimbursement for such costs and expenses shall not exceed Ps.1,500,000.

         (viii) Notices and Authorizations; Conditions Precedent: The participation of Inversora or the Investors pursuant to this Agreement is also conditioned on the shares corresponding to the Capital Increase being legally and validly issued; the performance of all obligations undertaken herein; the veracity of the representations made by the Issuer herein, the delivery of all notices required herein and on all governmental authorizations being duly obtained as required by (i) applicable law, (ii) the Issuer's by-laws, or in the case of the Investor's by-laws, as may be reasonably required and (iii) the shareholders' meeting approving the Capital Increase. All governmental authorizations shall be obtained by the person required by applicable law to obtain them. The subscription of the Remaining Shares shall include, but not be limited to, the following conditions precedent:

         a. Comision Federal de Competencia (the "Federal Antitrust Commission"). The filing, pursuant to applicable statutory provisions of any required notification with the Federal Antitrust Commission, which shall depend on the circumstances of the Capital Increase and the subscription of Remaining Shares. This obligation shall be an obligation of the relevant Investors, as the case may be, and shall not affect the rights of the Issuer under the Firm Commitment.

         b. Comision Nacional Bancaria y de Valores (the "National Banking and Securities Commission" or "CNBV"). Depending on the circumstances of the subscription of the Remaining Shares, obtaining confirmation from the National Banking and Securities Commission that the Reglas Generales aplicables a las adquisiciones de valores que deban ser reveladas y de ofertas publicas de compra de valores published in the Federal Official Gazette on April 25, 2002 are not applicable. The parties shall inform the Issuer of all developments related to this point.

         The parties shall use their best efforts to obtain the authorizations that are required for the transactions contemplated by this Agreement.

         (ix) Termination: This agreement shall remain in full force and effect until May 19, 2004, the date on which it shall automatically terminate without requiring any judicial resolution or any further action by any of the parties, unless the parties agree to an extension; provided that that if any governmental approvals required for the Firm Commitment have yet to be obtained, this Agreement shall be automatically extended for such time as may be necessary to obtain such governmental authorization; provided further that such extension shall not exceed two (2) months.

         (x) Cooperation: In the event that shares are subscribed pursuant to the Capital Increase, the Issuer shall, for a period of five (5) years beginning on the date of such subscription, use its best efforts to comply with any reasonable written request for assistance by the Investors in carrying out an offer or sale of the subscribed shares in the capital markets, through a stock exchange or other public offer in other markets. The Issuer shall use its best efforts to, as soon as practicable upon receipt of any reasonable request, take any action and provide any assistance that may be reasonable in any offer or sale. Such assistance shall include (with the understanding that the costs associated with such assistance shall be borne by each of the Issuer and Inversora equally if the offering is a secondary offering, and that the Issuer shall bear 75% of such costs and Inversora shall bear 25% of such costs if the offering is a mixed offering):

         a. Authorizations. Complying with all applicable statutes, regulations and norms in order to permit the offering of the shares, including (i) preparing all applications and registrations that are applicable and reasonable and (ii) obtaining all approvals and authorizations that are required by any governmental authority or by any self-regulated authority in Mexico or abroad;

         b. Documents. Cooperating in the preparation of documents that are reasonably necessary for the offering of the shares, including but not limited to the preparation of a prospectus, as the case may be;

         c. Presentations. Participating in presentations regarding the Issuer with prospective subscribers, underwriters, brokers, dealers and investors in general, through its duly authorized officers;

         d. Due Diligence. Using its best efforts to cooperate in a reasonable and necessary inquiry of any matters related to the organization, operation and performance of the Issuer;

         e. Contracts. Entering into and performing any contracts for the subscription, placement or offering of the shares with subscribers, underwriters, brokers or dealers selected by the relevant Investor, which among others will contain indemnity obligations of the Issuer standard in this type of transactions, whereby the Issuer undertakes to supply information, legal opinions and independent audit letters that are reasonably required by the subscribers, underwriters, brokers or dealers.

         f. Advisors. Hiring independent auditors and counsel as may be necessary in order to comply with the aforementioned obligations, both in Mexico and in any other locations.

         g. Request for Registration. Preparing and filing with the CNBV the application for the registration of the shares or the offering, as may be necessary; as well as preparing and filing with that National Banking and Securities Commission any amendments to the application for registration and any offering prospectus that may be required in order to comply with the Mexican Stock Exchange Law and other applicable general provisions. Furthermore, the Issuer shall prepare and submit any documents and requests for registration with any foreign authority as may be reasonable and applicable.

         (xi)     Indemnity:

         a. The Issuer, without limitation, undertakes to indemnify and hold harmless Inversora and its affiliates, shareholders, officers, directors, employees or advisors, from any damages and/or losses suffered by Inversora as a result of the Capital Increase and/or the execution of this Agreement, as well as from damages arising from any claim before a competent governmental authority, proceeding, trial, suit or legal action against them, which is based on any omission or misrepresentation, which is directly attributable to the Issuer.

         b. The Issuer, without limitation, undertakes to reimburse Inversora and its respective affiliates, shareholders, officers, directors, employees and advisors, for any expenses, costs or expenditures incurred by them (including all reasonable attorneys' fees and expenses), or for any damages and losses suffered by them as a result of any claim before a competent governmental authority, proceeding, trial, suit or legal action against them, which is based on any omission or misrepresentation resulting from the Capital Increase or the subscription of the Remaining Shares, either in Mexico or abroad.

         c. The obligations and undertakings of the Issuer pursuant to this clause shall become effective on the date of execution of this Agreement and shall remain in full force and effect notwithstanding the termination of this Agreement, in conformity with applicable law.

         (xii) Assignment: The rights granted hereby in favor of Inversora may not be assigned or transferred to any person without the prior written consent of the Issuer, except for (i) the transfer to subsidiaries and affiliates of the financial conglomerate to which Inversora belongs; or (ii) in the event that Inversora enters into any agreements with prospective Investors for the subscription of the Remaining Shares derived from the Capital Increase in order to cover its Firm Commitment.

         (xiii) Amendments: This Agreement may only be amended, modified or supplemented by means of a new written agreement by and between the parties hereto, their successors and permitted assigns.

         (xiv) Liability. The Issuer shall be solely and exclusively responsible for complying with any law to which it is subject, either national or foreign, and with any contracts or any agreements to which it is a party, in connection with the Capital Increase, including but not limited to, any applicable law in the United States of America. The Issuer undertakes to hold harmless Inversora or the Investors from any claim or liability derived from their participation in this Agreement, the Capital Increase or the subscription of the Remaining Shares. In particular, we assume, and you have represented and warranted, that neither the Issuer nor any of its affiliates or subsidiaries, nor any person acting on their behalf, has made or will make "any directed selling efforts" of any securities issued by the Issuer, as described in Regulation "S" of the Securities and Exchange Commission of the United States of America, and that you have not offered or sold, and that you undertake to offer the shares as a part of the Capital Increase in Mexico, or in any other offer or sale, solely in transactions that comply with the requirements of Regulation "S;" furthermore, you will obtain from any person with whom you enter into a contract a certification to that effect.

         (xv) Publicity. The Issuer hereby authorizes Inversora and its affiliates to disclose this Agreement in any document or information that it must disclose pursuant to applicable legal provisions in Mexico or abroad.

         (xvi) Settlement: The Investors shall settle the Firm Commitment no later than May 21, 2004.

         (xvii) Governing Law and Jurisdiction. This agreements shall be construed in accordance with and governed by the law of Mexico City, United Mexican States, expressly accepting the jurisdiction of a competent court sitting in Mexico City, for the resolution of any dispute that may arise in connection herewith, and expressly waiving any other jurisdiction to which they might be entitled by reason of their current or future domiciles, or for any other reason.

If you agree with the contents hereof, please sign this Agreement as an indication of your agreement with its contents.

                                   Sincerely,

                        Inversora Bursatil, S.A. de C.V.,
                     Casa de Bolsa, Grupo Financiero Inbursa



                      -------------------------------------
                         Name: Lic. Eduardo Valdes Acra


We hereby accept and, accordingly, we confirm and agree:

DESC, S.A. de C.V.


-----------------------------------------
Name: Fernando Senderos Mestre
President of the Board and Chief Executive Officer
Date: February 17, 2004